Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor

New York, NY 10022

March 12, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Seelos Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-276831

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seelos Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-276831) of the Company, filed with the Securities and Exchange Commission on February 2, 2024 and amended on March 6, 2024 (as amended, the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:00 p.m. (Eastern Time) on March 15, 2024, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

SEELOS THERAPEUTICS, INC.

By:	/s/ Michael Golembiewski
Michael Golembiewski
Chief Financial Officer

cc:	Samantha H. Eldredge, Esq. (Paul Hastings LLP)